UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Net Perceptions, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

64107U 10 1
(CUSIP Number)

CRC Acquisition Co. LLC
Attn: Brendan P. VanDeventer
c/o Riparian Partners, Ltd.
2400 Financial Plaza
Providence, RI 02903-2423
(401) 274-4933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64107U 10 1

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRC Acquisition Co. LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,529,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,529,412
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,529,412
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Net Perceptions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Landmark Square, 22nd Floor, Stamford, Connecticut 06901.

Item 2.	Identity and Background

This Schedule 13D is being filed by CRC Acquisition Co. LLC, a Delaware limited liability company (“CRC” or the “Reporting Person”). The address of the principal executive office of the Reporting Person is c/o Riparian Partners, Ltd., 2400 Financial Plaza, Providence, Rhode Island 02903. The principal business activity of the Reporting Person prior to the asset purchase described below in Item 4 below was the manufacture of steel counterweights that are incorporated into various types of industrial equipment, such as aerial work platforms, cranes, elevators, and material handling equipment.

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person used cash received in connection with the asset purchase described below in Item 4 totaling $3,000,000 to purchase an aggregate of 3,529,412 shares of the Common Stock (the “Shares”) from the Issuer in a private placement.

Item 4.	Purpose of Transaction

On September 22, 2006, the Reporting Person entered into an asset purchase agreement with the Issuer whereby the Issuer agreed to purchase substantially all of the assets and certain liabilities of the Reporting Person. The closing of the asset purchase was conditioned, among other things, upon the Reporting Person purchasing the Shares pursuant to the terms of a stock purchase agreement with the Issuer concurrent with the closing of the transactions contemplated by the asset purchase agreement. The closing occurred on October 3, 2006, and the Reporting Person and the Issuer entered into the stock purchase agreement and related agreements. Pursuant to the terms and conditions of the stock purchase agreement, the Reporting Person purchased the Shares and utilized proceeds received from the closing of the asset purchase transaction to pay for the Shares. The terms and conditions of the purchase are further described in Item 6 below.

The purchase of the Shares was for investment purposes, and the Reporting Person does not have any plans or proposals with respect to the Issuer which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any act similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon approximately 41,082,167 shares outstanding as of October 3, 2006, which amount is the sum of the Shares plus the number of shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006. The board of managers of the Reporting Person has the power to direct the voting and disposition of the Shares owned by the Reporting Person. Actions taken by the board of managers require the approval of a majority of the members of the board of managers, and in no event less than three members of the board of managers.

(c) No transactions in the Issuer’s Common Stock were effected during the past sixty days other than the transaction described in this Schedule 13D.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 and this Item 6, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person and between such person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Pursuant to the terms of the asset purchase agreement and a letter agreement dated October 3, 2006 between the Reporting Person and the Issuer described above in Item 4, the Reporting Person agreed to not to pledge, encumber, hypothecate, grant or suffer a consensual line with respect to, transfer, gift, or otherwise dispose of the Shares before the six month anniversary of the closing date of the transactions contemplated by the asset purchase agreement. The Reporting Person and the Issuer also entered into a registration rights agreement dated October 3, 2006 pursuant to which the Issuer granted the Reporting Person (i) the right to demand registration of the Shares at any time following the six month anniversary of the closing of the transactions contemplated by the asset purchase agreement but before the fifth anniversary of such closing date, subject to certain exceptions, and (ii) “piggy-back” rights to register the Shares on any registration statement filed by the Company with the Securities and Exchange Commission, subject to certain exceptions.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006
CRC Acquisition Co. LLC
By:  /s/ Bernard V. Buonanno, Jr.
Name: Bernard V. Buonanno, Jr.
Its: Manager